77M. On September 23, 2002, Putnam Global Growth and Income Fund and Putnam Global Equity Fund merged into Putnam Global Growth Fund (exchanging substantially all of their assets for shares of Putnam Global Growth Fund). The newly merged fund or surviving fund (Putnam Global Growth Fund) assumed the performance and accounting history of the former Putnam Global Equity Fund, and on October 1, 2002, it changed its name to Putnam Global Equity Fund.